

Joe Merrill · 3rd

Partner at Sputnik ATX

Austin, Texas, United States · Contact info

500+ connections

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SputnikATX

The University of Chicago Booth School of Business

Experience

General Partner
SputnikATX
Aug 2014 – Present · 7 yrs
Austin, Texas Area

Manage a global portfolio of assets in education, AI, and other technology areas. We make strategic investments in early to growth stage companies.

Consultant
Teza Technologies · Part-time
Jan 2021 – Present · 7 mos
Austin, Texas, United States

Trustee
University of the Potomac
Mar 2016 – Present · 5 yrs 5 mos
Washington D.C. Metro Area

University Trustee, member of the finance committee.

Member, Board of Directors
The STEM Academy
Nov 2010 – Present · 10 yrs 9 mos

The STEM Academy is the global leader in blended STEM education for K-16 schools and education providers.

Trustee
London College of International Business Studies
Aug 2014 – Mar 2016 · 1 yr 8 mos
London, United Kingdom

Member, Board of Trustees, at 140+ year old London university.

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Education

The University of Chicago Booth School of Business
MBA, Finance, Strategy, Economics
2002 – 2004
Activities and Societies: Emerging Markets Group, Corporate Management & Strategy Group

Deans List

University of California, Davis
BA, East Asian Studies
1992 – 1995
Activities and Societies: Omicron Delta Epsilon Editor, Student Handbook

Dean's List
Honors Program
Outstanding Senior Award

Volunteer experience

Member, Board of Directors
The STEM Academy
Apr 2011 – Present • 10 yrs 4 mos
Education

Advisor and member, Board of Directors, of the STEM Academy (http://www.stem101.org). The fastest growing STEM content provider in the world.

The STEM Academy is transforming how schools teach by providing project-based learning

programs with their proprietary blended model.

President, Board of Directors
Legacy Traditional Schools Texas
Oct 2016 – Present • 4 yrs 10 mos
Education

Skills & endorsements

Strategy · 72

Endorsed by **Alicia Hatch and 4 others who are highly skilled at this**

Endorsed by **7 of Joe's colleagues at John Deere**

Strategic Planning · 49

Endorsed by **5 of Joe's colleagues at John Deere**

Business Development · 38


Endorsed by **Nidhi S, who is highly skilled at this**

Endorsed by **4 of Joe's colleagues at John Deere**

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Recommendations

Received (7) Given (13)



Mark P. Weiss, MBA, CMA, CFM, PMP
Financial Planning & Analysis Alchemist, turning data into information • Business Performance Mgmt •
November 11, 2011, Mark P. worked with Joe in different groups

It was a real "education" (pun intended) trading ideas with Joe as he helped chart Apollo Group's Global expansion. I hope I was able to help him, but I certainly got the better end of that deal. Joe's a very sharp, congenial and sharing person who excels at seeing two steps ahead and usually gets it all correct. ... See more



Todd Maurer
Edunomix CEO, President at Versatile PhD
September 27, 2010, Joe worked with Todd in the same group

Joe brings strong intellect, deep cultural insight, a tenacious work ethic, and a good-natured personality to complex cross-border deals and partnerships. He would be an asset to any development team because he knows the value of trust and perseverance. I recommend him without reservation.